INVEST IN XENSE

Meta CT, FIRST In The World. Minimize Time to Diagnosis, Treatment & Wellness


XENSE
Our Mission
"Beauty of optics is not just imaging it as beautiful, but immediately knowing what it is, with certainty, and ALL OF IT in microscopic detail.
Being able to do that in humans, and in large dimensions, is going to transform our lives, where we can look closer at life and look all around us, with different understanding.
Our mission is to bring this future of imaging to the present, to benefit patients, save lives and improve quality of life."
XENSE Team

xense.com Irvine California

Technology | Hardware | Software | Virtual Reality | Software Engineering

LEAD INVESTOR

Travis Ault

In recent years, I've had multiple friends, mentors, and family members that have experienced life altering medical conditions. In every case, these people's lives would have not have been so greatly impacted if their conditions would have been detected earlier. I'm convinced that advanced medical imaging techniques can detect these medical complications in earlier stages before they become as life altering. I believe that Xense's technology will allow advanced medical imaging to be more readily available to help prevent the life altering experiences that I have witnessed with my friends and family. Xense already has multiple patents awarded and many more in the works to protect their technology which gives me additional comfort in my investment. The founder grew up in the imaging world and is very passionate about Xense's mission. I'm convinced she will not rest until this technology is deployed to help millions of people live better in the future.

Invested $50,000 this round & $900,000 previously

Highlights

1. Planning to Disrupt the $18B X-Ray and Medical Imaging Industry.
2. Large Patent Portfolio: 50+, First One Filed Has Already Been Granted by the US Patent Office.
3. Our A+ Team & Investors are Experienced & Passionate 40+ Members Who Share the Same Vision & Values.

3. Our A+ Team & Investors are Experienced & Passionate 40+ Members Who Share the Same Vision & Values.

4. X-ray: the Most Adopted Diagnostic & Intervention Imaging Modality & Central to Healthcare Delivery.
5. Join the XENSE Investor Family to Bring uTomo / Meta CT Faster to Your Nearest clinic.
6. LIVE BETTER!

Our Team



Ying Zhao CEO and Founder

Vetted bioimaging visionary | Successful track records in trend forecast & developing high growth platform imaging systems for research, diagnostics and surgical guidance for global market leaders | 3 patents granted | MS EE, Columbia University

| [illegible] patents granted | MS EE, Columbia University

We have been doing cutting edge research and product development in medical and life science imaging for over 30 years and the result is the work of two generations - Father and Daughter



Sean Lavine Head of Medical Affairs, Investor, Neurosurgeon

Dr. Lavine is a neurosurgeon / neuroradiologist and professor at Columbia University Med Ctr. Dr. Lavine serves as a Director of Neuroendovascular Svc at NewYork-Presbyterian Hosp/Columbia Uni Med Ctr.



Alan Bliss Director of Hardware & Electrical Engineering

Formerly at Hughes Aircrafts (acq. by Boeing) and Oracle. Mr. Bliss is has 20+ years of engineering experience. Successfully managed 150+ projects with multimillion dollar program budgets.



Justin Shafa Neuroradiologist,& Investor

Dr. Shafa is a resident neuroradiologist at Cedars Sinai. Dr. Shafa finished his M.D. at the age of 25. He is a leading social media influencer in neuroradiology. https://www.washingtonpost.com/news/ @doctor.justin



Sanjit Tewari, MD Nuclear Med & Intervention Radiologist, Investor

Assistant Professor, MD Anderson, U of Texas, Houston, His top areas of expertise are Subcutaneous Emphysema, Pneumomediastinum, Klippel-Trenaunay Syndrome, and Emphysema. He is an amateur cryto expert and was formerly a computer science engineer

Our Pitch


The Problem: Traditional CTs
1970s - 2020
Complex, Toroid
Helical Rotation
Multiple 360° rotation
Curved or rectangular detectors
Slow
Traditional CTs
Invented in the 1970s
Era of Floppy Disk & Apple II
High Radiation Per 3D image
Repeated CT is not realistic for real time surgical guidance 1)high radiation per CT image 2) slow
Not accurate nor precise as advertised for some CT configurations
High scatter interference
Radiology Error can be as high as 30%
LIMITED ACCESS
Toroid design Difficult to access and position patient
High maintenance cost & million-dollar capital equipment cost
XENSE
© 2022


Our Solution: uTomo™
Quantitative 2D & 3D
Enabling much improved
Precision
Accuracy
Certainty
Outcome
Compact & Movements Can be As Small As < 1°
Ultralow Radiation
uTomo
vs
Traditional CT
1
Degree, Total Movement
360
Degrees, Total Movement
Complex Robotics
High Radiation
High Radiology Errors



Computer Generated Image

X E N S E ©2022

uTomo™

A New Era in Imaging

X E N S E®



Revolutionary Imaging Platform
Minimize Time to
Healthcare Delivery ™



XENSE uTomo enabled Meta (TM) CT
from XENSE Marketing
02:17
vimeo

uTOMO ™

MINIMIZE TIME TO DIAGNOSIS, TREATMENT AND WELLNESS™



Conventional CT
~$350k to $2.5 MM
C Arm
~ $780k
Densitometer
~$160k to 350k
General X-ray
~ $180k

Computer Generated Image

X E N S E ©2022



Sean Lavine, M.D.
Director of Neuroendovascular Services, New York Presbyterian Hospital, Columbia University Medical Center,
Professor of Neurological Surgery and Neuroradiology, Columbia University Vagelos College of Physicians and Surgeons

"The uTomo technology will combine two of the most widely used and accepted techniques of X ray imaging plain X ray and CT scanning. And this will enable us to have the ability to diagnose patients in the field with life threatening problems at a more rapid rate and facilitate the transfer of those patients to a hospital where high level care can be delivered such as with an acute stroke, where we say in neurological surgery time is brain. If we can get that patient to a facility where they can have re-establishment of blood flow in their brain at a faster time, we would expect them to have lower disability, a better outcome and ultimately higher quality of life."

XENSE ©2022



Alexander A Khalessi, MD, MBA
Neurosurgeon
Chair, Department of Neurological Surgery
Professor of Neurological Surgery, Radiology and Neurosciences
University of California, San Diego

"When you think about what's next in medicine in terms of machine learning or data driven algorithms, the better information that goes in the more reliable those algorithms will be the transformative opportunity of the uTomo platform is that it integrates those components. And in terms of acquisition, it takes the interference or scatter x-ray versus the primary diagnostic reduces that ratio to less than 1% and will allow for standardization and consistency in a way we haven't seen before. So having uTomo technology would allow me to follow treatment response and a brain tumor, look at the healing of a fracture, look at volumetrics and degenerative disease or dementia in a way that I can't today."

XENSE ©2022



Eric White, MD
Radiologist
Division Chief of Musculoskeletal Imaging
Clinical Professor of Radiology
Keck School of Medicine, University of Southern California

"uTomo has the potential to reach a diagnosis faster. In radiology, we do something called working up a patient, typically that involves getting an x ray, waiting for the results. And then depending on what the results are a CAT scan or other advanced imaging, uTomo has the ability of combining several steps at once and allowing us to reach a diagnosis faster. The faster we can reach a diagnosis, the quicker to treatment, better the patient outcome."

XENSE ©2022



Giora Weisz, MD
Director of Clinical Cardiovascular Research for Columbia Interventional Cardiovascular Care at NewYork-Presbyterian Hospital/Columbia University Irving Medical Center,
Associate Professor in Clinical Medicine at Columbia University Irving Medical Center, Director of Operations

" uTomo technology can limiting field of view in tomographic imaging to only area of interest and enable fast 3D fluoroscopy in one system. Adoption of uTomo technology enabled devices will lead to significant reduction in radiation exposure, at the same time, increase precision and accuracy for diagnosis, treatment, post treatment monitoring for critical cardiovascular illnesses. "

XENSE ©2022

| Introducing MetaCT ™

META 1

META 1

"META 1™ will be the First 3D X-ray Imaging System In the World based on uTomo™, eco-friendly, user friendly, providing advanced STANDARDIZED high resolution 2D and 3D CT images, to replace traditional CT and General X-ray radiology systems, enabling AI for human body imaging. Our patent pending subscription model with the use of digital currency including cryptocurrency will not require the typical high capital investment." ®

META 1 is at its prototype stage, not yet FDA Approved

MetaCT™ enabled by uTomo VS Traditional CT

Radiation

Time for 3D Tomographic Imaging
Time for Work Flow

(SPR) Scatter to Primary Ratio

2D & 3D Image Consistency
Standardization

Patient Comfort
User Ease of Accesibility

Eco Friendly

Cost

The Market

X-ray is the Most Adopted Imaging Modality
For Diagnostics and Intervention Guidance

Global Medical X-Ray & CT Market Size
(Annual Revenues)

$18 Billion (2021)

$26 Billion (2026)

* BCC Research, Markets and Markets and Moder Intelligence

X-ray imaging plays fundamental role in delivering high-quality healthcare in every modern-day healthcare system



Business Model

FDA Submission Estimated in the Second Half of 2022
510(k), IDE Cert

Install Production Prototypes
Test Cases and Articles

Revenue Generation
All inclusive patent pending payment method - **subscription/pay per study model, cryptocurrency** (Operating vs Capital expense)
Partner with CM, distribution, Service and teleradiology for efficient deployment



Computer Generated Image

40+ patents filed
First patent filed has been granted by USPTO

Our People




Sean Lavine, MD
Neurosurgeon/Neuroradiologist
Investor / Head of Medical Affairs
Director of Neurovascular Surgery
Columbia Medical Center
Ying Zhao
CEO /CTO/Founder
Formerly at Jenoptik, Advanced Optical Technologies
Travis Ault
Key Investor
Board Member, Fieldpiece
Former CEO
Platoon Leader, Exec Officer, Op Officer & Pilot, the US. Army
Alexander Khalessi, MD, MBA
Chair, Neurosurgery, UCSD
Clinical Affairs, Advisor
Co-chair of the CNS Foundation
Founding member of the Medical Device Innovation Consortium
Giora Weisz, MD
Medical Affairs, Advisor
Director,
Intervention Cardiology Research
Columbia University Medical Center
Eric White, MD
Chief, Musculoskeletal-Sports Med Radiology, USC
Clinical Affairs, Advisor
Richard Reeves
Regulatory Affairs & Quality
Formerly at Intuitive Surgical, J & J, Varian, Samina
Remco Spanjaard, Ph.D
Director, Biology R & D
Co-Founder, Artemis Bio
Formerly at Harvard Med School
HHMI Scholar
Joel Maslow, MD / Ph.D
Infectious Disease, Advisor
Chief Medical Officer, GeneOne
Alan Bliss
Director of Hardware / Electronics
Formerly at:
Oracle (& prior Sun Microsystems)
Hughes Aircraft (acq. by Boeing)
Steve Jensen, J.D
IP Strategy, Advisor
Knobbe Martens
Zach Whitaker
Marketing Manager



Reasons to Invest

You are Making History: only an exceptional kind of people recognize it and choose to be on this unordinary journey with us.
We are the 1ST in the World: effectively combine CT with general x-ray imaging with as small as less than 1 degree of movement to achieve high resolution complete 3D imaging without performance compromises & with personalization and much less radiation compared to traditional CTs
One of the Largest Medical Imaging Sectors: we are targeting a global market value of $26 Billion (2026)
X-ray is Must-to-have Imaging Modality in Healthcare: a core diagnostic and intervention tool for every day healthcare services around the globe.
Our A+ Team is made of experienced and passionate 30+ members with people, who share the same mission to advance the future of imaging to the present, to save lives.
Large IP Portfolio & 30+ Years of Technology Know-how: 40+ patents have been filed and the first national patent filed has been granted by the US Patent Office.
Join the XENSE Investor Family to bring uTomo / MetaCT faster to your nearest clinic. Successful serial entrepreneurs, business executives of global market leaders & Billion-Dollar companies in biopharma, medical device, instrumentation & software, a renowned neurosurgeon/ neuroradiologist, a neuroradiologist / intervention radiologist, a nuclear medicine / intervention radiologist and the founder herself have provided most of prior funding in XENSE to support a good cause.

*Source: TechCrunch, Pitchbook, SEC filing and Markets and Markets and Mordor Intelligence
*Forward looking projections cannot be guaranteed

XENSE


XENSE Stroke Management
from XENSE Marketing
01:18
vimeo

In The Press

CNBC

ADVANCEMENTS WITH TED DANSON

XENSE © 2022

XENSE on CNBC, Advancements TV by Ted Danson, AMAZON, Season 6, Episode 2


XENSE
IMAGE LESS. LIVE BETTER™


Xense Animation (1).mp4
from XENSE Marketing
uTomo
XENSE
00:18
vimeo